

VANTEM GLOBAL

Innovative Building Solutions



The **Problem**

— **$10 trillion** global housing deficit

— **1 billion new homes** needed by 2025 to solve housing crisis

— Countries with housing shortages build with **expensive, labor intensive, cement and brick**



Source: United Nations

The Solution

VANTEM GLOBAL

Vantem Building System:

light structural panel, with specifically formulated, proprietary, cement face

- Affordable
- Environmentally friendly
- Scalable



Competitive **Advantages**



- 25% less expensive on average
- Reduces construction time by up to 80%
- 5x more energy efficient
- Fire, termite, and mold resistant
- Superior structural properties
- Versatile design

Success to Date



Built strong pipeline of more than **100 homes**, **23 schools**, **a university campus**, and **other commercial buildings**



Received code approvals in **4 countries**, with **2 more pending**, after extensive international laboratory testing



Constructed over **500 buildings** in **South America** and **Caribbean**



Proven our system's effectiveness with installations in a wide variety of climatic conditions

Business **Model**

— Sell kits directly to construction companies or through 50/50 joint ventures with strong local industry partners

— Produce our proprietary cement skin in China through an exclusive production arrangement

— Complete final assembly in local markets, or China, depending on cost



— **$10.8 trillion** global construction market

— Expected to grow **3.6%** per year through 2022 to reach **$12.9 trillion**

Source: Global Data



Competitive **Landscape**

VANTEM GLOBAL

— Compete with brick and cement, which are labor intensive, slow, expensive, and not energy efficient

— Competition in alternative construction systems is highly fragmented

— Competitive systems face difficult hurdles achieving code approvals, which we meet with proprietary cement formulation



Use of **Proceeds**

VANTEM GLOBAL

- Install panel production line in Uruguay
- Fund inventory and receivables



Team



Chris **Anderson** | **CEO**

– Co-founder Vantem Global
– Former CEO of Intelitec LLC



Roger **Berry** | **Board**

– Founder of Liberty Global Partners
– Former Head of Fund Strategies at Climate Change Capital



Shad **Azimi** | **Board**

– Managing Partner and Founder of Vanterra Capital LLC
– Former Principal at NYL Capital



John **Preston** | **Board**

– Former Director of Technology Development and Licensing at MIT
– Oversaw creation of hundreds of new technology-based companies

Join us in making a difference.

VANTEM GLOBAL

vantemglobal.com